SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                                   EVANS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.20
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   299155101
                       ---------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                  Norman Siegal
                                  3521 Oaklawn
                                     PMB 105
                               Dallas, Texas 75219
                                 (214) 526-3500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 14, 1999
           -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box   /_/ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 2 OF 16 PAGES
----------------------------                           -------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hal Robert Pettigrew, Jr. Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         41,075
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      41,075
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       41,075
--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.16%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 3 OF 17 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Charles Gordon Pettigrew Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions))
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         41,075
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON     ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      41,075

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       41,075
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.16%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 4 OF 16 PAGES
----------------------------                           -------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jason Crockett Pettigrew Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF   ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         41,075
   OWNED BY   ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON   ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      41,075
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       41,075
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.16%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 5 OF 16 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Benjamin Virgil Pettigrew Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF   -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         41,075
   OWNED BY   ------------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON   -------------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      41,075
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       41,075
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.16%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 6 OF 16 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Amy Gay Margaret Pettigrew Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         41,075
   OWNED BY    ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      41,075
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       41,075
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.16%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 7 OF 16 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Clearview Investments, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         28,700
   OWNED BY   ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON   ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      28,700
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       28,700
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 8 OF 16 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Clearview Equities, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF   ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         28,700
   OWNED BY   ------------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON    ------------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      28,700
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       28,700
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 9 OF 16 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Virgil B. Pettigrew
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         90,575
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      90,575
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       90,575
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.97%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 10 OF 16 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Norman Siegal
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/_/   (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      None
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         90,575
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      13,586
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       90,575
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)   /_/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.97%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 11 OF 16 PAGES
----------------------------                           -------------------------


ITEM 1.                 SECURITY AND ISSUER

            This statement relates to shares of common stock, $.20 par value per share (the "Common Stock"), of Evans, Inc. (the "Corporation"). The Corporation's principal executive office is located at 36 South State Street, Chicago, Illinois 60603.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) The persons filing this schedule (collectively, the "Reporting Persons") are a group of five trusts formed under the laws of the State of Texas (collectively, the "Trust"), Clearview Investments, Ltd. ("Clearview Ltd."), a partnership formed under the laws of Texas, whose General Partner is Clearview Equities, Inc. ("Clearview Equities"), a Texas corporation, Virgil B. Pettigrew and Norman Siegal. The Trust owns the entire limited partnership interest in Clearview Ltd. Each of the trusts comprising the Trust owns 20% of any Trust property. The five individual trusts which comprise the Trust are the Hal Robert Pettigrew, Jr. Trust, the Charles Gordon Pettigrew Trust, the Jason Crockett Pettigrew Trust, the Benjamin Virgil Pettigrew Trust, and the Amy Gay Margaret Pettigrew Trust. The sole trustee of each of the trusts comprising the Trust is Virgil B. Pettigrew. The directors of Clearview Equities are Virgil B. Pettigrew and Carla B. Fulton. Clearview Equities is wholly-owned by the Trust. The officers of Clearview Equities are the following:

                  (i)   D. Craig Walker, President;
                  (ii)  Carla B. Fulton, Vice President; and
                  (iii) Ronald W. Black, Vice President;

            (b) The business address of the Trust, Clearview Ltd., Clearview Equities, Virgil B. Pettigrew, D. Craig Walker, Carla B. Fulton and Ronald W. Black is 2000 East Lamar Blvd., Suite 150, Arlington, Texas 76006. The business address of Norman Siegal is 3521 Oaklawn, PMB 105, Dallas, Texas 75219.

            (c) The principal business of the Trust is to hold trust property, including the Common Stock, to invest trust property, and to make distributions of trust property in accordance with the terms of the agreement establishing the Trust. The present principal occupation of Virgil B. Pettigrew is investor. The principal business of Clearview Ltd. is investments. The principal business of Clearview Equities is investments. The present principal occupation of Norman Siegal is investor. Each of the officers of Clearview Equities present principal occupation is serving in their respective capacities with Clearview Equities.

            (d) During the past five years, none of the Reporting Persons, D. Craig Walker, Carla B. Fulton and Ronald W. Black has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Person, D. Craig Walker, Carla B. Fulton and Ronald W. Black has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 12 OF 16 PAGES
----------------------------                           -------------------------

            (f) The place of organization for the Trust is Texas. Clearview Ltd. was organized under the laws of Texas. Clearview Equities is incorporated under the laws of Texas. The place of citizenship of Virgil B. Pettigrew, Norman
Siegal,  D.  Craig  Walker,  Carla B.  Fulton  and Ronald W. Black is the United
States.

ITEM 3.  SOURCE  AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The investment in the Common Stock by the Trust was funded by working capital. The investment in the Common Stock by Clearview Ltd. was funded by working capital.

ITEM 4.                 PURPOSE OF TRANSACTION.

            The Trust and Clearview Ltd. purchased the Common Stock described herein for investment purposes and to establish a significant equity interest in the Corporation because they believe the Common Stock is undervalued. The Trust and Clearview Ltd. are seeking to maximize the value of their investment. Although the Trust and Clearview Ltd. have no current plans to do so, the Trust and Clearview Ltd. may attempt to influence control over the Corporation by seeking to place representatives on the Corporation's Board of Directors. The Trust and Clearview Ltd. may seek to meet with the Corporation's management or Board of Directors to discuss their investment and plans relating to the Corporation. The Trust and Clearview Ltd. may seek to purchase or sell (which sale of shares the Trust and Clearview Ltd. have no present plans to do)
additional  shares  of the  Common  Stock  from  time to  time  in  open  market purchases, privately negotiated transactions or otherwise. The Trust and Clearview Ltd. may also seek to acquire securities directly from the Corporation.

            The decision whether in the future to pursue any one or more of the above choices will depend upon continual assessment by the Trust and Clearview Ltd. of certain factors, including the availability of, or demand for, the Corporation's shares at particular price levels, the general economic, stock market and financial conditions, alternative investment opportunities, the performance of the Common Stock, the Corporation's prospects, the general weather conditions and its effect on the Corporation's business and the reaction of the Corporation's management to investment in the Corporation by the Trust and Clearview Ltd. There can be no assurance that the Trust and Clearview Ltd. will take any of the above actions.

      Except as described above, the Trust and Clearview Ltd. do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The responses of the Reporting persons to Rows (11) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 13 OF 16 PAGES
----------------------------                           -------------------------

            According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended November 28, 1998, as of January 18, 1999, the Corporation had issued and outstanding 1,299,961 shares of Common Stock.

            Clearview Equities is the general partner and the Trust is the limited partner of Clearview Ltd. Clearview Equities is wholly-owned by the Trust. Virgil B. Pettigrew, as trustee of the Trust, has sole investment control over all the shares held by the Trust and Clearview Equities has sole investment control over all the shares held by Clearview Ltd. As a result of such investment control, Virgil B. Pettigrew is deemed to be a beneficial owner of the Common Stock held of record by the Trust and Clearview Ltd. Under an Assignment of Interests in Proceeds Agreement (the "Siegal Agreement"), which is included as Exhibit A hereto and incorporated herein by reference (see Item 6 for a description of this agreement), Norman Siegal has been given control over the investment in the Common Stock but his dispositive power is limited to the right to sell up to 15% of the Common Stock owned by the Trust and Clearview Ltd., which is 13,586 shares. As a result of such investment control, Norman Siegal is deemed to be a beneficial owner of 90,575 shares of the Common Stock owned of record by the Trust and Clearview Ltd.

            As of the date hereof, (i) Virgil B. Pettigrew is the beneficial owner of 90,575 shares of Common Stock, none of which are held directly by Mr. Pettigrew, which shares represent 6.97% of the outstanding Common Stock, (ii) the Trust beneficially owns 90,575 shares of Common Stock, 61,875 shares of which are owned directly by the Trust and 28,700 shares of which are owned of record by Clearview Ltd., which 90,575 shares represent 6.97% of the outstanding Common Stock, (iii) each of the five individual trusts which compose the Trust, is the direct and beneficial owner of 12,375 shares of Common Stock and, through its ownership interest in Clearview Ltd., the beneficial owner of an additional 28,700 shares of Common Stock, (iv) Clearview Ltd. beneficially owns 28,700 shares of Common Stock, all of which are owned directly by Clearview Ltd., which shares represent 2.2% of the outstanding Common Stock, (v) Clearview Equities, as general partner of Clearview Ltd., is the beneficial owner of 28,700 shares of Common Stock, none of which are owned directly by Clearview Equities and (vi) Norman Siegal, through the Siegal Agreement, is the beneficial owner of 90,575 shares of Common Stock, none of which are owned directly by Mr. Siegal.

            (b) The responses of the  Reporting  persons to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) Clearview Investments, Ltd. purchased a total of 28,700 shares of Common Stock through separate open market purchases of 20,400 shares on June 14, 1999, 5,500 shares on June 15, 1999 and 2,800 shares on June 18, 1999. The purchase price per share was $1.12240, $1.15255 and $1.19020 on June 14, 1999, June 15, 1999 and June 18, 1999, respectively. Except as set forth in Item 5(c) hereof, none of the Reporting Persons has effected any transaction in the Common Stock within the past 60 days.


----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 14 OF 16 PAGES
----------------------------                           -------------------------

            (d) Norman Siegal shares with the Trust, Clearview and Virgil B. Pettigrew the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 90,575 shares of Common Stock in which the Trust, Clearview and Virgil B. Pettigrew share voting and dispositve power.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth under Item 5 above and in the Exhibits attached hereto is incorporated herein by reference.

            The Trust and Clearview Ltd. entered into the Siegal Agreement whereby the Trust and Clearview Ltd. assigned to Norman Siegal their interests in certain proceeds and income from the sale of the Common Stock owned by the Trust and Clearview Ltd. In addition, Norman Siegal received the right and responsibility for the day-to-day operations of the investment. However, under the agreement Norman Siegal shall not have the right to sell more than fifteen (15%) of the Common Stock without the consent of the Trust and Clearview Ltd.

            An Assignment of Trusts' Account, dated December 23, 1997, was entered into by and among the Trust, National Western Life Insurance Company, a Colorado insurance corporation and Moody National Bank of Galveston (the "Moody National Bank Agreement") whereby the Trust pledged all of its right, title and interest in the Trust's account, which is held by the Moody National Bank of Galveston, as partial security for a loan between Moody National Bank of Galveston and The Ranch on Possum Kingdom, a Texas limited partnership. The shares of Common Stock are included in the Trust's account. A copy of the Moody National Bank Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

            Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Corporation's Common Stock, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Filed as exhibits hereto are the following:

            Exhibit A - Siegal Agreement

            Exhibit B - Moody National Bank Agreement

            Exhibit C - Joint Filing Statement



----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 15 OF 16 PAGES
----------------------------                           -------------------------



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 24, 1999


                                          HAL ROBERT PETTIGREW, JR. TRUST


                                          /S/ VIRGIL B. PETTIGREW
                                          Virgil B. Pettigrew
                                          Trustee


                                          CHARLES GORDON PETTIGREW TRUST


                                          /S/ VIRGIL B. PETTIGREW
                                          Virgil B. Pettigrew
                                          Trustee


                                          JASON CROCKETT PETTIGREW TRUST


                                          /S/ VIRGIL B. PETTIGREW
                                          Virgil B. Pettigrew
                                          Trustee


                                          BENJAMIN VIRGIL PETTIGREW TRUST


                                          /S/ VIRGIL B. PETTIGREW
                                          Virgil B. Pettigrew
                                          Trustee


                                          AMY GAY MARGARET PETTIGREW TRUST


                                          /S/ VIRGIL B. PETTIGREW

----------------------------                           -------------------------
CUSIP NO. 299155101                                    PAGE 16 OF 17 PAGES
----------------------------                           -------------------------
                                          Virgil B. Pettigrew
                                          Trustee


                                          VIRGIL B. PETTIGREW


                                          /S/  VIRGIL B. PETTIGREW
                                          Virgil B. Pettigrew, individually

                                          CLEARVIEW INVESTMENTS, LTD.
                                          By: Clearview Equities, Inc.


                                          By: /s/ Carla B. Fulton
                                          Its: Vice President


                                          CLEARVIEW EQUITIES, INC.


                                          By: /s/ Ronald Black
                                          Its: Vice President


                                          NORMAN SIEGAL


                                          /S/  NORMAN SIEGAL
                                          Norman Siegal, individually

                                  EXHIBIT INDEX

            Exhibit A - Siegal Agreement

            Exhibit B -       Moody National Bank Agreement

            Exhibit C - Joint Filing Statement